Stock Performance Chart

Comparison of Five-Year Cumulative Total Return Among
Spindletop Oil & Gas Co., S&P 500 Index and
the Dow Jones U.S. Exploration and Production Index


$500
$400
$300
$200
$100
$0
2004
2005
2006
2007
2008
2009
SOG
S&P500
DJE&P

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
SOG	100.00	169.57	260.87	239.13	107.83	82.61
S&P500	100.00	103.00	117.03	122.52	74.53	92.01
DJE&P	100.00	314.06	330.93	461.55	267.00	374.72